UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AudioCodes Ltd.

(Exact name of registrant as specified in its charter)

ISRAEL	0-30070	Not applicable
(State or other jurisdiction of	(Commission file number)	(I.R.S. employer
incorporation or organization)		identification number)

6 Ofra Haza Street, Park Naimi Building A, Or Yehuda 6032303, Israel

(Address of principal executive offices)

Ofer Nimtsovich, 972-3-9764000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being submitted, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________.

Section 1 – Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD (this “Form SD”) of AudioCodes Ltd. (“AudioCodes,” “we,” “us,” or “our”) for the year ended December 31, 2025 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended.

Item 1.01 Conflict Minerals Disclosure and Report

AudioCodes evaluated its current product lines and determined that certain products we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold, which are defined as “conflict minerals” by the United States Securities and Exchange Commission, that are necessary to the functionality or production of our products. Accordingly, AudioCodes is filing this disclosure along with a Conflict Minerals Report to disclose the measures we have taken to determine the origin of the conflict minerals used in our products.

Conflict Minerals Disclosure

We undertook due diligence measures, including surveying our direct suppliers through an industry-standard survey template for conflict minerals, to try to determine the sources of these minerals, which we purchase through a complex supply chain. Currently, we do not have sufficient information from all our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals.

A copy of our Conflict Minerals Report is filed as Exhibit 1.01 hereto. Our Conflict Minerals Report, as well as our Conflict Minerals Policy, are publicly available on our website at https://www.audiocodes.com/corporate/audiocodes-going-sustainable under the heading “Conflict Minerals Act”. Except as expressly provided herein, the information on, or that can be accessed through, our website is not part of (nor is it included in) this Form SD.

Item 1.02 Exhibit

See Item 3.01 below.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01. Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AUDIOCODES LTD.

By:	/s/ Ofer Nimtsovich
Name:	Ofer Nimtsovich
Title:	Chief Operating Officer (COO)

May 20, 2026

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